Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$279	$209	$145	$161	$104
Less: Capitalized interest	(13)	(8)	(5)	(4)	(7)
Add:
Fixed charges	255	270	273	272	298
Amortization of capitalized interest	3	2	2	2	2
Adjusted earnings	$524	$473	$415	$431	$397
Fixed charges:
Interest expense	$154	$167	$171	$172	$189
Amortization of debt costs	8	9	8	8	9
Rent expense representative of interest	93	94	94	92	100
Total fixed charges	$255	$270	$273	$272	$298
Ratio of earnings to fixed charges	2.05	1.75	1.52	1.59	1.33